Mail Stop 6010

February 27, 2006

Ms. Jessica M. Hoover
Vice President, Head of Corporate Business Development
Chiron Corporation
4560 Horton Street
Emeryville, California 94608

   Re: Chiron Corporation
        Revised Proxy Statement on Schedule 14A, Schedule 13E-3
              and all included and incorporated documents
        File No. 0-12798, Filed February 24, 2006

Dear Ms. Hoover:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Position of the Novartis Entities Regarding Fairness of the Merger, page 16

1. On page 18 you state that the Novartis entities considered the 52-week trading range of Chiron's shares, research analyst target prices for Chiron shares and ranges of implied transaction prices based on various premiums to the price of Chiron's shares. Please provide a more detailed discussion of how Novartis considered these items and how they supported Novatis' fairness determination.

2. Also on page 18, you state that the Goldman Sachs materials included analyses of the trading ranges of Chiron shares and research analyst target prices. Please include a discussion of these analyses and the materials provided by Goldman Sachs.

3. We note that you disclose on page 18 that Novartis performed a discounted cash flow analysis as of June 30, 2005 with the assistance of Goldman Sachs. Is this the same cash flow analysis that you attribute to Goldman Sachs at the bottom of page 18 and at the top of page 19 and that is discussed in Exhibit (c)(8) to your Schedule 13E-3? To the extent that Novartis and Goldman Sachs performed separate analyses, please clarify your disclosure. Additionally, if as currently disclosed, Novartis conducted its own discounted cash flow analysis, please expand to explain the precise role of Goldman Sachs and the nature of the assistance discussed in the last paragraph on page 18.

4. We note that Goldman Sachs reviewed the premiums paid in transactions involving companies in Chiron's industry and going-private transactions in which the acquiror owned a majority of the target's outstanding stock prior to the transaction. Although you identify on pages 19 and 20 the comparable transactions reviewed by Goldman Sachs, it does not appear that you have disclosed the results or conclusions of the analysis, such as the implied equity value and the implied price per share. We remind you that Item 1015(b)(6) requires that you disclose a materially complete summary concerning the discussion materials filed as exhibits by Goldman Sachs.

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Amy Bruckner at (202) 551-3657 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655, or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Alison S. Ressler, Esq.
       Patrick S. Brown, Esq.
       Sullivan & Cromwell LLP
       1888 Century Park East, Suite 2100
       Los Angeles, California 90067-1725